Room 4561

March 30, 2007

Charles C. Pope
Chief Financial Officer
Seagate Technology
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands

Re: Seagate Technology
        Form 10-K for the fiscal year ended June 30, 2006
        Filed September 11, 2006
        Form 10-Q for the quarter ended December 31, 2006
        Filed February 2, 2007
        Form 8-Ks
        Filed October 24, 2006, October 25, 2006 and January 23, 2007
        File No. 001-31560

Dear Mr. Pope:

        We have reviewed the above referenced filings and have the following comments.
Please note that we have limited our review to the matters addressed in the comments below.
We may ask you to provide us with supplemental information so we may better understand
your disclosure. Please be as detailed as necessary in your explanation. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed September 11, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 43

1.   Your disclosure indicates that the 22% increase in fiscal year 2006 revenue was offset
        by price erosion; however, the average sales price per unit increased during fiscal year

2006. Your disclosures elsewhere in the filing appear to indicate that the increase in the average sales price is due to the introduction of new product offerings offset by price erosion on older product offerings. Further, your disclosure on page 44 indicates an average sales price of $77 for fiscal year 2005 while your disclosure on page 46 indicates an average sales price of $80 for fiscal year 2005. Please clarify the impact of price erosion on your fiscal year 2006 and 2005 revenue and how your disclosures accurately reflect your pricing trends. Please clarify how your disclosures fully comply with Section III.B.3 of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

2.   We note instances where two or more sources of a material change have been identified, but not quantified. For instance, the disclosure on page 44 of your filing indicates the increase in gross margin as a percentage of revenue from fiscal year 2005 to 2006 was primarily due to higher overall unit shipments and an increase mix of new higher-margin products partially offset by higher costs associated with new product transitions, increased warranty cost and customer service inventory write-downs, stock-based compensation costs, price erosion, etc. Please tell us your consideration of quantifying the impact of each source of a material change. See Section III.D of SEC Release No. 33-6835, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Polices

Establishment of Sales Program Accruals, page 52

3.   Your disclosure indicates that your estimates are based on various factors, including estimated future price erosion, customer orders and sell-through levels, program participation, customer claim submittals and sales returns. Therefore, it appears that your accounting policy for sales program accruals includes several significant estimates and/or assumptions. Please explain why you have not provided discussion as to how you arrive at each estimate, how accurate each estimate/assumption has been in the past and whether each estimate/assumption is reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. In addition, we note that you assumed a warranty accrual from Maxtor. Please tell us whether your process for estimating warranty accruals from Maxtor products is similar to your heritage products and how your policy addresses any differences in estimates. Please revise your disclosures to address material differences. We refer you to Section V of SEC Release 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Revenue Recognition, Sales Returns and Allowances, and Sales Incentive Programs, page 63

4.   We note your disclosures on page 6 that state, "the disc drive industry is undergoing a shift from longitudinal to perpendicular recording technology" and "perpendicular recording technology requires a complex interplay between the read/write heads, the recording media, the ASICs and the disc drive software." We further note from the support section of your web site that you offer customers software updates. Please clarify how you have evaluated the impact of the technological advances on your products revenue recognition policy. In this respect, clarify whether the software contained in your disc drive is more than incidental to the product as a whole pursuant to paragraph 2 of SOP 97-2. Please describe your consideration of each of the factors identified in the second footnote of SOP 97-2, as well as any other factors that you consider to be relevant in supporting your determination. In addition, describe the nature of all software updates being provided to your customers.

Note 6. Business Segment and Geographic Information, page 86

5.   Your disclosures indicate that you have determined that you operate in one segment, which is the manufacture and distribution of hard disc drives for the desktop, enterprise, mobile, and consumer electronics applications. Your disclosure further indicates you have concluded that, "at the present time, resources are allocated and other financial decisions are based, primarily, on consolidated financial information." Clarify how you have evaluated paragraphs 10 through 15 of SFAS 131 in determining that the desktop, enterprise, mobile, and consumer electronics applications markets do not represent separate operating segments. Please clarify the information that is reviewed by your chief operating decision maker to allocate resources in addition to your consolidated financial information.

Form 10-Q filed on February 2, 2007

Notes to the Condensed Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Net Income Per Share, page 10

6.   We note your disclosure combines all dilutive securities in the same caption in your computation of diluted net income per share. This disclosure does not appear to

comply with paragraph 40.a of SFAS 128, which states "[t]he reconciliation shall include the individual income and share amount effects of all securities that affect earnings per share." Illustration 2 in Appendix C of SFAS 128 provides an example of that disclosure. Therefore, you should disclose the individual share amount of each type of dilutive security separately. Please indicate to the staff how you intend to comply with this disclosure requirement.

Note 9. Repurchase of Equity Securities, page 24

7.   We note your disclosures regarding the prepaid forward agreements you entered into with certain large financial institutions. It appears you have concluded that the prepaid forward agreement does not qualify as a derivative and have classified the prepayment made for this contract as a debit to shareholders' equity. Please tell us how you concluded that this contract qualifies for the paragraph 11(a) scope exception in SFAS 133. Please ensure your response specifically addresses how you concluded that the contract satisfies the criteria that the contract be solely indexed to the Company's own stock, as discussed in EITF 01-6, since it effectively appears that you have a contract that is settleable in a variable number of shares based on a fixed amount. To assist us in reviewing your accounting for this contract, please provide a sample calculation of how the number of shares to be delivered under the contract is calculated or supplementary provide us with a copy of the contract.

8.   Tell us your consideration of providing all the disclosures required by paragraph 50 of EITF 00-19. Specifically, please clarify how you have met the disclosure requirements of the first bullet of paragraph 50 of EITF 00-19.

Item 1. Legal Proceedings

Intellectual Property Litigation, page 64

9.   We note your disclosures with respect to the "Papst Licensing, GmbH, Patent Litigation" which states that you "cannot determine with certainty that there will be a loss, or the amount of such loss." Please clarify how your accounting for a potential loss with respect to this litigation complies with paragraph 8 of SFAS 5. In this respect, please clarify whether it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. In addition, tell us how you considered the disclosures in paragraph 10 of SFAS 5.

Form 8-Ks filed on October 24, 2006, October 25, 2006 and January 23, 2007

10.   We believe the non-GAAP operating statement columnar format appearing your Forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

11.   We note from your disclosures the use of non-GAAP financial measures, which appear to exclude a number of recurring items. Demonstrate the usefulness of each non-GAAP measure in assessing performance when these recurring items are a result of your operations and contribute to your performance. As part of your response, tell us how management uses the non-GAAP measure to conduct or evaluate your business and why this "alternative method for measuring the operating performance" is useful to investors. If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-X and the guidance set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Charles C. Pope
Seagate Technologies
March 30, 2007
Page 6

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        If you have any questions, please call Morgan Youngwood at (202) 551-3479 or Chris White at (202) 551-3461 or myself at (202) 551-3730.

                        Sincerely,

                        Stephen Krikorian
                        Accounting Branch Chief